# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC Group, Inc., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002132108

## Reporting persons
- DORFMAN JONATHAN H: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 655,300; shared voting power 0; sole dispositive power 655,300; shared dispositive power 0; aggregate amount beneficially owned 655,300 (8.12% of the class)
  Comment: (1) The shares reported herein in lines 5, 7 and 9 for the Reporting Person represent: (i) 35,350 shares of Series A Common Stock owned by the Reporting Person, and (ii) 620,000 shares of Series A Common Stock the Reporting Person has the right to acquire through the exercise of exchange-listed call options.
  (2) The percentage calculation from line 11 is based on: (i) 7,886,235 outstanding shares of Series A Common Stock, and (ii) 182,233 outstanding shares of Series B Common Stock, in each case, as of October 31, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

## Item 1. Issuer
Name of issuer: QVC Group, Inc.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, PA 19380

## Item 2. Person Filing
Name of person filing: JONATHAN H. DORFMAN
Address of principal business office or, if none, residence: c/o Wilk Auslander LLP, 825 8th Avenue, Suite 2900, NY, NY 10019
Citizenship: NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 16, 2026, the Reporting Person held 655,300 shares of Series A Common Stock, consisting of: (i) 35,300 shares of Series A Common Stock owned by the Reporting Person, and (ii) 620,000 shares of Series A Common Stock the Reporting Person has the right to acquire through the exercise of exchange-listed call options.
Percent of class: 8.12%. See Footnote 2 to Item 11 on the attached cover page.
Sole power to vote or to direct the vote: 655,300. See Footnote 1 to Item 5 on the attached cover page.
Shared power to vote or to direct the vote: 0.
Sole power to dispose or to direct the disposition: 655,300. See Footnote 1 to Item 7 on the attached cover page.
Shared power to dispose or to direct the disposition: 0.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DORFMAN JONATHAN H: /s/ Jonathan H. Dorfman, JONATHAN H. DORFMAN (05/14/2026)